SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 10, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the results of the Annual General Meeting of Shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, May 10, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held on May 8, 2012 at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's proxy statement dated April 3, 2012 sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011;

No vote was required in connection with discussion of this item.

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period;

No vote was required in connection with discussion of this item.

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Mr. Yahel Shachar, Mr. Arie (Arik) Steinberg and Mr. Avi Zeldman; to approve the compensation terms of several directors; to approve (subject to the adoption of Resolution 8 below) indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen; and to approve that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Ms. Osnat Ronen;

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement. With respect to the resolution regarding indemnification see item 8 below.

(5)
to approve (i) the re-appointment of Dr. Michael Anghel as an external director (Dahatz), and (ii) to approve his remuneration, to approve (subject to the adoption of Resolution 8 below) his indemnification, and to approve that no change is made to his D&O insurance policy;

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(6)	to approve amendments to certain provisions of the Company’s Articles of Association;

The proposed resolution was approved by the required majority, as detailed in the Proxy Statement, except for the Specified Articles (as defined in the Proxy Statement) regarding indemnification and release of office holders, which were not approved by the required majority.

(7)	to approve amendments to certain provisions of the Company’s 2004 Share Option Plan;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(8)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson), (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar.

The proposed resolutions set forth in items (8)(i) through (8)(v) (inclusive) were approved by the required majority as detailed in the Proxy Statement. The proposed resolutions set forth in items (8)(vi) through 8(ix) (inclusive), were not approved by the required majority.

For further information concerning the proposed resolutions, please refer to the Proxy Statement at: http://www.sec.gov/Archives/edgar/data/1096691/000117891312000975/zk1211279.htm.

Further to the Company's press release and immediate report dated January 8, 2012, Mr. Ilan Ben Dov continues to serve as the Chairman of the Board of Directors.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: May 10, 2012